January 18, 2012

VIA EDGAR

Mr. Tom Kluck
Legal Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	WestMountain Index Advisor, Inc. Amendment No. 3 to Registration Statement on Form S-1 Filed December 22, 2011 File No. 333-176770

Dear Mr. Kluck:

Reference is made to the Staff’s comment letter dated January 13, 2012 (the “Staff’s Letter”) to WestMountain Index Advisor, Inc. (the “registrant”).  The registrant hereby submits the following responses to the comments contained in the Staff’s Letter with respect to the registrant’s Registration Statement on Form S-1 that was filed with the SEC on September 9, 2011 and was amended on October 18, 2011, November 15, 2011 and December 22, 2011.

For convenience of reference, each comment contained in the Staff’s Letter is reprinted below, numbered to correspond with the paragraph numbers assigned in the Staff’s Letter, and is followed by the corresponding response of the registrant.

SEC Comments

Experts, page 13

1.           Please update your expert section disclosure related to your auditors’ most recent audit report.

Effect to this comment was included in Amendment 4.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, pages 22 to 23

2.           Please update your summary financial results and liquidity disclosures for the most recent fiscal year’s information which is included within your financial statements.

Effect to this comment was included in Amendment 4.

Mr. Tom Kluck
January 18, 2012

Financial Statements

General

3.           We note your auditors’ report and the notes to your financial statement indicate that your company is a development stage company. Please revise your financial statements in an amended filing to indicate that your company is a development stage company within the heading of each financial statement.

Effect to this comment was included in Amendment 4.

Note 2. Summary of Significant Accounting Policies

Net Loss Per Share, page F-9

4.           Please confirm that you did not factor the 1 million shares of common stock to be issued to International Tower Hill, Ltd into your calculation because it was antidilutive for the years presented. Please tell us why 1 million shares are issuable to International Tower Hill, Ltd. and how you have accounted for the transaction.

We confirm that the 1 million shares of common stock to be issued to International Tower Hill, Ltd was not factored into our calculation because it was antidilutive for the years presented. The 1 million shares are issuable in accordance with the Exploration, Development and Mine Operating Agreement signed September 15, 2010. The shares are expensed as exploration expenses.

Note 4. Agreements

Joint Venture Agreement, pages F-13 to F-14

5.           We note your response to prior comment 2 and your indication that you have relied on guidance related to oil and gas producing activities in reaching the determination that expensing of all $6 million of project expenses under the joint venture is appropriate. Please tell us what happens under the joint venture agreement should you not make payments or if you choose to terminate the agreement with your joint venture partners. In your response, please tell us whether you forfeit all rights to the payments previously made if you decide to discontinue making payments or to otherwise terminate the JV agreement. Additionally, please tell us what the impact to your financial statements would be if you were to account for the joint venture using the equity method.

If WestMountain fails to make the required payments or terminates the agreement all payments made to that date are forfeited.  There is no gradual earn in to the joint venture, either WestMountain makes all of the payments as required and earns 51% or WestMountain owns nothing.

Mr. Tom Kluck
January 18, 2012

If WestMountain were to account for the joint venture using the equity method it would record all payments as an investment in the joint venture as an asset.  The loss in the joint venture would then be off-set against the investment in the percentage that WestMountain would own and this amount would be recorded as a loss in the statement of operations.  This would leave an asset on the balance sheet that had no future economic value to WestMountain and would have to be evaluated for impairment.  The only recovery of the investment would be if the joint venture did begin to extract gold and sell it.  Since the probability of recovery is low the balance of the investment would be impaired and a loss charged to the statement of operations.

Since WestMountain does not own any percentage of the joint venture at October 31, 2011, the equity method is not the correct accounting. None of the cash or equity issuances have any future economic value to WestMountain at October 31, 2011, and therefore have been expensed.

6.            We note your response to prior comment 2 and your indication that all payments made to the joint venture are being used solely for exploration expenses. Please confirm that this is true of the payments that you refer to as “option payments” on page F-13. Additionally, please explain if the shares you are required to issue also are used for exploration expenses or how you account for share issuances to the joint venture.

The option payments are cash payments which are also being used for exploration expenses. The cash paid to the joint venture is used strictly for exploration expenses: assaying, drilling and sampling.  The stock issued to the joint venture is an asset to the holder.  The stock issued by WestMountain is considered the cost of the mineral rights which are expensed as exploration costs until there are proven and probable reserves, if ever.

Exhibit 23.1 (filed as 22.1)

7.           In future filings, please have your auditors’ consent refer to all financial statement periods such that the periods referred to in the consent match all periods presented within the financial statements. Additionally, please have your auditors revise their auditors’ report in an amended filing such that their report addresses the audited full fiscal year ended October 31, 2011.

We note your comment on future filings. Effect to the comment on the auditors’ report was included in Amendment 4.

The registrant acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

Mr. Tom Kluck
January 18, 2012

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at 208-265-5858 with any questions.

Sincerely,

WestMountain Index Advisor, Inc.

/s/ Mark Scott

By: Mark Scott,
It’s Chief Financial Officer

cc.
Howard Efron, Staff Accountant
Robert Telewicz, Accounting Reviewer
Folake Ayoola, Attorney Adviser
Gregory Schifrin, WestMountain Index Advisor, Inc. CEO
James F. Biagi, Jr., Monahan & Biagi, PLLC